Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 17, 2014

Relating to Preliminary Prospectus dated July 17, 2014

Registration No. 333-196849

This free writing prospectus relates only to the offering described below and should be read together with the preliminary prospectus dated July 17, 2014 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No.  333-196849) relating to this offering. The most recent amendment to such Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1597553/000119312514270999/0001193125-14-270999-index.htm

The following information is intended to update and supplement the information contained in the Preliminary Prospectus.

Common stock offered by us:	5,000,000 shares.

Common stock to be outstanding after this offering:	24,961,926 shares (or 25,711,926 shares if the underwriters exercise in full their option to purchase additional shares).

Over-allotment option:	We have granted the underwriters an option to purchase a maximum of 750,000 additional shares of common stock from us. The underwriters can exercise this option at anytime within 30 days from the date of this prospectus.

Expected initial public offering price per share:	Between $17.00 and $18.00 per share

Use of Proceeds:	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $79.1 million, or $91.3 million if the underwriters fully exercise their option to purchase additional shares, assuming an initial public offering price of $17.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund Phase 1/2 clinical development of SAGE-547, to fund IND-enabling activities and Phase 1 clinical development of SAGE-689, to fund IND-enabling activities for SAGE-217, to fund new and ongoing research and development activities and for working capital and other general corporate purposes. See “Use of Proceeds” for additional information.

Sage Therapeutics, Inc. (“Sage”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Sage has filed with the SEC for more complete information about Sage and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Sage, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; telephone: 866-803-9204; or Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282; telephone: 866-471-2526; email: prospectus-ny@ny.email.gs.com.